UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 0-27058

PAREXEL International Corporation 401(k) Retirement Savings Plan
(Full Title of the Plan)
PAREXEL International Corporation
195 West Street
Waltham, MA 02451
(Name of Issuer of the Securities Held Pursuant to the
Plan and the Address of its Principal Executive Offices)

1

Audited Financial Statements and Supplemental Schedule
Year Ended December 31, 2012

i

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
PAREXEL International Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of PAREXEL International Corporation 401(k) Retirement Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PAREXEL International Corporation 401(k) Retirement Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
June 21, 2013

 PAREXEL International Corporation 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2012	December 31, 2011
Assets
Investments, at fair value:	$185,324,662	$145,120,781
Receivables:
Notes receivable from participants	2,867,788	2,157,117
Participants’ contributions	733,435	491,080
Employer contributions	232,491	151,176
Total receivables	3,833,714	2,799,373
Net assets available for benefits	$189,158,376	$147,920,154

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2012
Additions
Contributions:
Participants	$21,243,879
Employer	6,365,192
Rollovers	5,255,346
Total contributions	32,864,417
Interest income on notes receivable from participants	103,445
Investment income:
Dividends and interest income	4,998,142
Net appreciation in fair value of investments	17,119,464
Net investment income	22,117,606
Total additions	55,085,468
Deductions
Benefit payments	13,810,967
Administrative expenses	36,279
Total deductions	13,847,246
Net increase	41,238,222
Net assets available for benefits at beginning of year	147,920,154
Net assets available for benefits at end of year	$189,158,376
See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2012

1. Description of the Plan
The following description of the PAREXEL International Corporation (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) profit sharing plan established effective January 1, 1988. It is subject to the provisions of the Internal Revenue Code of 1986 (the Code), as amended, and the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan covers all full-time, part-time, and temporary employees of the Company who are age 21 years or older.
Contributions
Participants may contribute up to 60% of their annual compensation, as defined and including 100% of cash bonuses, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. If automatically enrolled, a participant's deferral is set at 3% of eligible compensation until changed by the participant.
The Company matches an amount equal to 100% of the first 3% of compensation contributed by each participant, not to exceed $3,000 per participant per annum. In addition, the Company may make a discretionary contribution to be allocated to eligible participants in the ratio that each eligible participant’s compensation bears to the total compensation paid to all eligible participants for the Plan year. During the Plan year ended December 31, 2012, no discretionary contribution was made to the Plan by the Company.
Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. Participants that are automatically enrolled have their contributions invested in the applicable Fidelity Freedom K fund based on their age until they change their election. The Company's contributions are invested in the same manner as that of the participant’s elective contributions.
Participant Accounts
Participant accounts are maintained by an independent record keeper, Fidelity Workplace Services. Each participant’s account is credited with the participant’s contributions, Company matching contributions, an allocation of Plan earnings (losses) based upon investment elections, and is charged with an allocation of administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Each participant vests in 20% increments for each of the first five years of credited service, as defined.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts can be used to reduce future Company contributions to the Plan, and pay for the Plan’s administrative expenses. During the year ended December 31, 2012, forfeitures used to offset Company contributions and administration expenses amounted to $613,917, and $8,150, respectively. At December 31, 2012 and 2011, forfeited non-vested amounts available to offset future Company contributions amounted to $168,302 and $167,937, respectively.
Notes Receivable from Participants
A participant may borrow from his or her account a minimum of $1,000, not to exceed the lesser of $50,000 or 50% of his or her vested account balance. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local market rates for similar loans. Loans must be repaid within five years, unless the loan is for the purchase of a primary residence, in which case it is repayable in ten years. Principal and interest are paid ratably through payroll deductions. If a participant terminates employment with the Company, the entire outstanding principal plus accrued interest shall be immediately due and payable. If the loan is not repaid, it will automatically be treated as a distribution to the participant in the quarter following the quarter that the last repayment was made.

Benefits
A participant’s account is payable in a lump-sum amount equal to the vested value of his or her account upon termination of service, retirement or early retirement (if elected), death, permanent or total disability, or age 59 1/2. In-service withdrawals may be made in the event of a financial hardship, as defined by the Plan, but will result in the suspension of all contributions for six months. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued based upon quoted market prices.
Security transactions are accounted for on a trade-date basis, and realized gains and losses on investments are calculated as the difference between the cost of the investment shares sold and the market value of the shares sold. The net appreciation and depreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized and unrealized gains and losses on investments. Investment income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.
The Company’s Investment Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments. The Company’s Investment Committee is comprised of senior members of human resource and finance and reports to the Business Review Committee of the Company.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Expenses
All Plan expenses are paid by the Company, except those relating to record keeping fees on participant loans, which are allocated to the individual participants’ accounts.
New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

3. Investments
The Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Year Ended
December 31, 2012
Mutual funds	$16,099,091
PAREXEL International Corporation Common Stock	1,020,373
Net appreciation in fair value of investments	$17,119,464
The following table lists the investments that accounted for greater than 5% of the net assets available for benefits:

	December 31, 2012	December 31, 2011
Fidelity Contrafund K	$30,405,071	$26,056,426
Fidelity Diversified International Fund	$14,187,627	$11,855,942
Fidelity Freedom K 2030	$14,156,159	*
Fidelity Freedom K 2035	$14,064,376	*
Fidelity Freedom K 2040	$12,986,487	*
Fidelity Freedom K 2025	$11,586,841	*
Fidelity Freedom K 2020	$10,231,273	*
Fidelity Magellan Fund	Not Applicable	$9,623,688
Fidelity Retirement Money Market Portfolio	*	$8,071,584
* Investment less than 5% of net assets
4. Fair Value Measurements
The Plan applies the provisions of ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

◦	quoted prices for similar assets and liabilities in active markets

◦	quoted prices for identical or similar assets or liabilities in markets that are not active

◦	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

◦	inputs that are derived principally from or corroborated by observable market data by correlation or other means

•
Level 3 – Unobservable inputs for the assets or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Stock Funds	$157,842,701	$—	$—	$157,842,701
Bond Funds	8,286,567	—	—	8,286,567
Short Term	8,663,513	—	—	8,663,513
Blended Funds	6,860,521	—	—	6,860,521
Total Mutual Funds	$181,653,302	$—	$—	$181,653,302
PAREXEL International Corporation Common Stock	3,671,360	—	—	3,671,360
Total	$185,324,662	$—	$—	$185,324,662
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Stock Funds	$116,479,719	$—	$—	$116,479,719
Bond Funds	12,163,937	—	—	12,163,937
Short Term	8,072,326	—	—	8,072,326
Blended Funds	6,014,293	—	—	6,014,293
Total Mutual Funds	$142,730,275	$—	$—	$142,730,275
PAREXEL International Corporation Common Stock	2,390,506	—	—	2,390,506
Total	$145,120,781	$—	$—	$145,120,781
Mutual funds are valued at the net asset value of shares held by the Plan based on quoted prices in the active market; PAREXEL International Corporation Common Stock is valued at the closing market price on the NASDAQ on December 31, 2012 and 2011, respectively. During the twelve months ended December 31, 2012 and 2011, there were no transfers between Level 1, Level 2, or Level 3.
5. Transactions and Agreements with Parties-in-Interest
The Plan holds shares of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also holds shares of the common stock of the Company. These holdings qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received no common stock dividends from the Company for 2012.
6. Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Income Tax Status
The underlying volume submitter plan has received an advisory letter from the IRS dated March 31, 2008 stating that the form of the plan is qualified under Section 401of the Code, and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2012-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Net assets available for plan benefits per financial statements	$189,158,376	$147,920,154
Less: participants’ contributions receivable	733,435	491,080
Less: employer contributions receivable	232,491	151,176
Net assets available for plan benefits per Form 5500	$188,192,450	$147,277,898

The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2012:

December 31, 2012
Net increase per financial statements	$41,238,222
Less: participants' contributions receivable in 2012	733,435
Less: employer contributions receivable in 2012	232,491
Add: participants' contributions receivable in 2011	491,080
Add: employer contributions receivable in 2011	151,176
Net increase per Form 5500	$40,914,552

Supplemental Schedule

PAREXEL International Corporation 401(k) Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN No. 04-2776269 Plan No. 001
December 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Mutual Funds:
Fidelity Contrafund K*	392,273 shares	$30,405,071
Fidelity Diversified International Fund*	474,661 shares	14,187,627
Fidelity Freedom K 2030*	1,031,790 shares	14,156,159
Fidelity Freedom K 2035*	1,014,014 shares	14,064,376
Fidelity Freedom K 2040*	933,608 shares	12,986,487
Fidelity Freedom K 2025*	853,228 shares	11,586,841
Fidelity Freedom K 2020*	764,098 shares	10,231,273
Fidelity Retirement Money Market Portfolio*	8,659,031 shares	8,659,031
Artisan Mid Cap Inst	212,283 shares	8,289,644
Fidelity Freedom K 2045*	501,068 shares	7,060,041
Fidelity Fund K*	191,896 shares	6,867,964
Fidelity Balanced K*	340,135 shares	6,860,521
PIMCO Total Return Inst	479,118 shares	5,385,281
Fidelity Freedom K 2015*	403,084 shares	5,223,973
Fidelity Low-Priced Stock Fund*	116,831 shares	4,611,321
Fidelity Freedom K 2050*	273,912 shares	3,867,637
Oakmark Fund	73,867 shares	3,584,766
Spartan US Bond Index*	244,011 shares	2,901,286
Spartan 500 Index*	54,499 shares	2,751,676
Fidelity Freedom K 2010*	161,150 shares	2,075,617
Spartan International Index*	40,882 shares	1,401,425
Spartan Extended Market Index*	34,560 shares	1,379,285
Allianz NFJ Dividend Value I	66,555 shares	844,587
Fidelity Freedom K Income*	72,186 shares	843,129
Fidelity Freedom K 2000*	61,577 shares	727,836
Fidelity Freedom K 2055*	35,652 shares	354,734
Fidelity Freedom K 2005*	27,018 shares	341,232
Fidelity Cash Reserve Fund*	4,482 shares	4,482
PAREXEL International Corporation Common Stock*	124,074 shares	3,671,360
Participant Loans*	4.25% to 9.25%	2,867,788
TOTAL ASSETS		$188,192,450
*Indicates party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant directed.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the PAREXEL International Corporation 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Date:	June 21, 2013	PAREXEL International Corporation 401(k) Retirement Savings Plan
		By:	/s/ Todd Cowgill
Todd Cowgill
Vice President, Compensation Benefits & HRIS

Index to Exhibits

Exhibit No.
23	Consent of Independent Registered Public Accounting Firm